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                                   FORM U - 7D/A

                         CERTIFICATE PURSUANT TO RULE 7(d)
                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                                    Amendment
                                                              File No. 32-349

     The undersigned hereby amends the Certificate Pursuant to Rule 7(d) on Form U-7D, filed with the Securities and Exchange Commission (the "SEC") on or about October 7, 1975, as amended to date (the most recent amendment was filed with the SEC on October 29, 1997), to reflect (i) the transfer of the beneficial interests in the Leases described in such Certificate from Chase Leasing of Texas, Inc., Chase Manhattan Realty Leasing Corporation, First Chicago Leasing Corporation, Chemical Business Credit Corporation and Chase Bank of Texas, National Association (formerly Texas Commerce Bank, National Association) to Square Butte Electric Cooperative, and (ii) the simultaneous termination of such Leases, each effective May 29, 1998.

Dated Executed:  June 24, 1998

Signature of Holder of Legal Title and Holder of Beneficial Interest:

                          Square Butte Electric Cooperative


                          By /s/ David Loer
                            -----------------------------------------
                            Name:  David Loer
                            Title: General Manager